SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras Signs Memoranda of Understanding in Japan for Financing Strategic Projects

(Rio de Janeiro, May 27, 2005). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that today, during the official of visit of President Luiz Inácio Lula da Silva and presidential committee to Japan, Petrobras’President, José Eduardo Dutra, signed four memoranda of understanding with Japanese financial institutions for the joint financing of projects included in the Company’s Strategic Plan for the period up to 2010 and for providing incentives for the export of Brazilian ethanol.

Memorandum of Understanding for a Strategic Partnership with JBIC (Japan Bank for International Cooperation)

A memorandum of understanding was signed with the Japan Bank for International Cooperation (JBIC) for a strategic partnership, consolidating the already existing relationship, and for identifying and establishing areas of cooperation and strengthening the mechanisms for monitoring the relations between the two companies.

The document underlines the important contribution of JBIC financing for Petrobras’ projects in the areas of Exploration and Production, Refining and Natural Gas. It also recognizes Petrobras’ significant contribution in consolidating the bilateral relationship between Japan and Brazil through the creation of various business opportunities for Japanese entities.

Memorandum of Understanding for the Henrique Lage Refinery’s Modernization

A memorandum of understanding was signed for the modernization of the Henrique Lage Refinery – Revap in São José dos Campos (SP), establishing the terms and conditions of financing up to US$ 900 million, and involving the construction of a Delayed Coking Unit and a Diesel Hidrotreatment Unit as well as correlated work. Work is planned to begin in the third quarter of 2005, start-up being scheduled for the first quarter of 2008.

The signing parties to this document were the Japan Bank for International Cooperation (JBIC), Nippon Export and Investment Insurance (NEXI), the Sumitomo Mitsui Banking Corporation (SMBC), Mitsui Co & Ltd, Itochu Corporation, and Petrobras.

The terms and conditions of the financing involve a tenor of 15 years for debt amortization, with a 3.5 year grace period. The finance of US$ 900 million will be provided by: JBIC (US$ 486 million); a pool of commercial banks led by SMBC, with export credit insurance from NEXI (US$ 324 million) and Mitsui and Itochu (US$ 90 million).

The project for modernizing Revap, Petrobras’ fourth largest refinery, is designed to increase the conversion of fuel oil into lighter oil products, upgrade refinery capacity for processing heavy Brazilian crude, adjust diesel oil output to new domestic specifications, initiate the refinery’s coke trading business and reduce emissions.

Memorandum of Understanding for the Financing of the Strategic Plan’s Capital Expenditures Program

Petrobras signed a further memorandum of understanding with Nippon Export and Investment Insurance (NEXI) and Sumitomo Mitsui Banking Corporation (SMBC), establishing the terms and conditions for financing up to US$ 300 million of the Company’s capital expenditures program under the Strategic Plan for the 2004-2010 period.

The Term Sheet establishes a tenor up to 12 years for amortization with a 4 years grace period. It also establishes that the US$ 300 million will be provided by a pool of commercial banks led by SMBC and insured by NEXI.

Memorandum of Understanding for Exports of Ethanol

A memorandum of understanding was also signed with Companhia Vale do Rio Doce and the Japanese corporation, Mitsui, with the purpose to study the possibility of reducing, in Brazil, the logistical costs of exporting Brazilian ethanol to the Japanese market, making it an economic and sustainable solution for reducing the Japanese dependence on oil.

The use of alcohol will allow Japan to comply with its commitments following the signature of the Kyoto Protocol. For Brazil, the implementation of this specific infrastructure for ethanol may act as a key incentive for increasing the output of this renewable fuel for the export market. It also implies considerable further possible gains for the Brazilian trade balance together with a reduction in the emissions of pollutants, which affect the ozone layer.

With this new project, Brazil will be increasing its contribution to expanding beyond its frontiers, domestically produced ethanol, the biggest initiative ever in the world of an industry already installed for producing a renewable alternative to fossil-based automotive fuels.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.